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Neil McGlone                           Jack Finney
Michael A. Burns & Associates          Retalix USA
+1-214-521-8596                        +1-215-953-5889
nmcglone@mbapr.com                     Jack.finney@retalix.com


Motti Gadish
Retalix Investor Relations
+972-9-776-6600
investors@retalix.com

                          The Pantry Begins 1,600 Store
                          Rollout of Retalix Solutions
                     New Systems include IBM SurePOS 500 to
                 Replace Legacy Platform, Unify Store Operations

         DALLAS - May 6, 2008 - Retalix(R) (NASDAQ: RTLX), a global provider of software solutions for retailers and distributors, announced today that The Pantry Inc. (NASDAQ: PTRY), one of the largest independently operated convenience store chains in the United States, has begun rolling out Retalix StorePoint, Retalix Fuel, and Retalix HQ-Convenience software. The Pantry selected Retalix and IBM to provide a unified, best-in-class operating platform at more than 1,600 retail locations.

         The Pantry, headquartered in Sanford, North Carolina, with its primary banner, Kangaroo Express(R), has a strong footprint in 11 southeastern states. Many of its 1,643 locations offer gasoline, while commercial fuel is also offered at about 80 travel center sites. Some of the convenience stores and travel centers also include quick-service restaurants.

         "We needed a consistent, unified technology platform across all of our stores, through which we could manage our various fuel brands and foodservice operations, have easy access to centralized data, ensure PCI compliance and enhance customer service," said Ed Collupy, vice president of information services for The Pantry, Inc. "The breadth of the Retalix solution enables us to go from one end of our business to the other with a robust, flexible and synchronized set of software modules that will carry us well into the future."

         The Retalix StorePoint solution runs on IBM SurePOS 500 hardware and includes integrated forecourt automation for both gas and commercial fuel, Electronic Payment Software (EPS) for support of branded fuels from, BP, Chevron, Citgo and ExxonMobil, plus Foodservice, Cash and Inventory Management modules. The IBM SurePOS series is engineered for peak POS performance, delivering the style, serviceability and state-of-the-art technology that help retailers optimize the customer experience.

         Retalix HQ-Convenience (HQC) is an enterprise solution for managing sites and providing consolidated business intelligence. Both Retalix HQC and Retalix StorePoint interface with The Pantry's existing store back office-to-host accounting solution from Professional Datasolutions (PDI), via the PCATS industry standard.

         "C-store leaders like The Pantry are seeking solutions that amplify convenience for their customers and simplify processes for their employees," said Ray Carlin, executive vice president of Retalix USA. "The Retalix solution increases employee effectiveness, enhances the customer experience and enables future growth."

         About The Pantry

         Headquartered in Sanford, North Carolina, The Pantry, Inc. (NASDAQ:
PTRY) is the leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country, with revenues for fiscal 2007 of approximately $6.9 billion. As of November 8, 2007, the Company operated 1,644 stores in eleven states under select banners, including Kangaroo Express(SM), its primary operating banner. The Pantry's stores offer a broad selection of merchandise, as well as gasoline and other ancillary services designed to appeal to the convenience needs of its customers.

         The Pantry on the Web: www.thepantry.com

         About Retalix

         Retalix is an independent provider of software solutions to retailers and distributors worldwide. solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

         Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     For information on IBM Retail, visit: www.ibm.com/retail.
                                           ------------------

         Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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